September 11, 2012

VIA EDGAR AND
OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3720

Attention:	Stephen G. Krikorian Tamara Tangen

Re:	RPX Corporation Form 10-K for Fiscal Year Ended December 31, 2011 Filed March 26, 2012

RPX Corporation Form 10-Q for Fiscal Quarter Ended June 30, 2012 Filed August 14, 2012 File No. 001-35146

Ladies and Gentlemen:

On behalf of RPX Corporation (the “Company”), we submit this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 28, 2012, relating to the Company’s quarterly report on Form 10-Q (File No. 001-35146) filed with the Commission on August 14, 2012.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

Form 10Q for Fiscal Quarter Ended June 30, 2012

Notes to Condensed Consolidated Financial Statements

Note 8. Business Combinations, page 16

1.
Please tell us how you concluded that the transaction you announced in your April 5, 2012 Form 8-K represents a business combination rather than an asset purchase.  In this regard, your announcement states that you were to acquire certain patent assets and membership interests of Altitude Capital Management.  Your purchase price allocation in this footnote depicts a business combination wherein a portion of the purchase price has been allocated to goodwill.  Please tell us why you did not file an Item 2.01 Form 8-K upon the completion of this transaction.  Further, refer to the definition of a business set forth in paragraphs 55.4 through 55.9 of ASC 805-10-55.  For each paragraph, tell us how you determined that your purchase was of a business rather than assets.

Securities and Exchange Commission
September 11, 2012

In response to the Staff’s comment, the Company supplementally advises the Staff that for accounting purposes, the Company determined its purchase of certain patents and patent rights from Digitude Innovations LLC (“Digitude”) and Preservation Technologies LLC (“Preservation”), and membership interest in Altitude Capital Management LLC (“ACM”) should be integrated together and accounted for as a single transaction (the “Acquisition”).  This determination was based upon the fact that Mr. Kramer (“the Seller”) controlled both (i) ACM, through the Seller’s and his wife’s 100% ownership of the membership interests in ACM, and (ii) Altitude Capital Partners (“ACP”), a private equity fund which owned Digitude and Preservation and for which Mr. Kramer served as the managing partner.  Because of the common control, the Seller was able to negotiate and make decisions for all Altitude-related entities involved in the transaction.  The Company negotiated all of the individual parts of this transaction together as a whole with the Seller and executed the various agreements simultaneously.  As a result, the Company treated the separate legal arrangements as one integrated purchase transaction for accounting purposes.

Prior to the Acquisition, ACM was in the business of managing, on behalf of separate funding entities, the acquisition of patent portfolios and the assertion of such portfolios against operating companies, seeking to obtain monetary damages or license fees on behalf of the patent owners.  ACM was formed in 2005 and over its seven year history, had established a successful track record of organizing and managing numerous patent assertion campaigns.

The Company determined that the Acquisition was of a business based on its evaluation of the following factors as prescribed in paragraphs 55.4 through 55.9 of ASC 805-10-55:

●	Paragraphs 55.4, 55.5,55.6 and 55.8

In the Acquisition, the Company acquired the following components that were considered inputs and processes, and together an integrated set that qualified as a business:

Inputs: Patents, patents rights, sublicense rights, databases containing information on previous patent assertion campaigns and patents evaluated for acquisition and restrictive covenants are all considered economic resources that have the ability to create outputs when a process is applied to them.

Processes: ACM’s patent analysis process, proprietary pricing models, financial damage and returns analysis models, presentations and marketing materials and non-practicing entity analysis expertise of ACM that were acquired are considered the systems and processes that, when applied to inputs, have the ability to create outputs.

Outputs:  Prior to the acquisition by the Company, ACM, acting as a management company for ACP portfolio companies, was in the business of organizing and managing patent assertion campaigns.  The Company believes that there are no significant elements missing from the acquired inputs and processes described above that would prevent either the Company or a market participant from continuing to manage the acquired assets to produce revenue and returns to investors (the outputs).

Securities and Exchange Commission
September 11, 2012

●	Paragraph 55.7

The Company respectfully advises the Staff that the factors described in this paragraph are not applicable as the components it acquired did not represent assets in the development stage.

●	Paragraph 55.9

While there is goodwill created in the transaction, the Company relied primarily on its analysis of the inputs and processes acquired in determining that the components acquired represent a business.

With respect to the reporting requirement under Item 2.01 of Form 8-K, the Company’s primary business is defensive patent aggregation, in which it acquires patents and sublicenses to patents that are being or may be asserted against its current or prospective clients, which patent assets then become subject to the Company’s licenses with its clients.  The Company also provides clients access to its proprietary patent market intelligence and data.  For the Company, acquisitions of patents, patent sublicense rights and patent market intelligence and data are a component of the ordinary course of its business.  The Company acquired patents and patent sublicense rights from Digitude and Preservation as a part of the Acquisition, and its acquisition of ACM was substantially an acquisition of patent market intelligence and data.  Item 2.01 of Form 8-K requires a filing in respect of an “acquisition of a significant amount of assets, otherwise than in the ordinary course of business.”  Because the acquisition of such patents, patent sublicenses and patent market intelligence and data as a part of the transaction was in the ordinary course of its business, the Company concluded that a filing under Item 2.01 of Form 8-K was not required.

2.
During your May 1, 2012 earnings conference call you described part of the Altitude acquisition as including licenses and perhaps a sale of the assets acquired from Altitude to a customer and recorded revenue of $5 million.  Please clarify the type and duration of the license sold and the amount of the gain or loss recognized on the sale of assets, if any, and where the gain or loss on that sale is classified in your financial statements.  We note that eleven clients participated in this syndicated transactions.  Indicate whether the $5 million recorded revenue noted above was earned from one of those clients.  Tell us how these clients participated in the transaction and indicate whether they were granted licenses and rights to the assets acquired in exchange for their participation.

In response to the Staff’s comment, the Company supplementally advises the Staff that the eleven clients who participated in the syndication each entered into a license agreement directly with Digitude and Preservation.  Under these license agreements, to which the Company was not a party, each syndication client obtained a dismissal from then-pending litigations along with a release from past damages and a fully paid-up perpetual license to the patent assets owned by Digitude and Preservation, which were subsequently acquired and /or sublicensed by the Company.  The consideration paid by each syndication client was paid directly to an escrow account for the benefit of Digitude and Preservation.  Such amounts were not recorded in the Company’s financial statements.

Securities and Exchange Commission
September 11, 2012

The $5 million revenue recorded was not earned from any of the eleven clients that participated in the syndication.  The $5 million revenue arose from a license fee paid directly to the Company from another client who was interested in different terms than the syndication clients and thus entered into a license and patent assignment agreement directly with the Company.  Under the separately negotiated agreements, the Company agreed to (i) grant a fully paid-up perpetual sublicense under the Digitude and Preservation patent portfolios to the client and (ii) assign to the client a subset of the patents which the Company acquired in the Acquisition.  Upon the consummation of the foregoing transaction, the Company recognized the $5 million license fee as revenue. Pursuant to the agreements, while the quantity of patents to be assigned to this client was specified, the selection of the patents to be assigned was at the sole discretion of the Company.  In addition, the Company retained extensive future sublicense rights to the assigned patents.  As a result, no gain or loss was recognized by the Company on the patent assignment.

In further response to your letter dated August 28, 2012, the Company acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

Should you have any questions or additional comments regarding our response to the Staff’s comments related to the Company’s Form 10-Q for the Fiscal Quarter Ended June 30, 2012, please contact me at (415) 728-9278.

Sincerely,

/s/ ADAM C. SPIEGEL
Adam C. Spiegel
Chief Financial Officer and
Senior Vice President, Finance